# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BKV Corporation, CIK 0001838406
CUSIP: 05603J108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1200 17th Street,, Suite 2100, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002096127

## Reporting persons
- Mountain Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,233,957; sole dispositive power 0; shared dispositive power 5,233,957; aggregate amount beneficially owned 5,233,957 (5.82% of the class)
  Comment: (1) Calculated based on 89,970,076 shares of common stock, par value $0.01 per share (the "Common Stock"), of BKV Corporation, a Delaware corporation (the "Issuer"), outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

## Item 1. Issuer
Name of issuer: BKV Corporation
Address of issuer's principal executive offices: 1200 17th Street, Suite 2100, Denver, CO 80202

## Item 2. Person Filing
Name of person filing: This statement is filed by Mountain Capital Management, LLC, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 811 Louisiana Street, Suite 2600, Houston, TX 77002
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The reported securities are directly held by Bedrock Energy Partners, LLC, an indirect subsidiary of the
Reporting Person. The Reporting Person, through various subsidiary entities, indirectly owns and controls the reported securities.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Please see response to Item 4 above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mountain Capital Management, LLC: /s/ Sam Oh, Sam Oh/President and Chief Investment Officer (11/13/2025)